UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ) 02.558.157/0001-62

Company Registry (NIRE) 35.3.001.5881-4

EXCERPT FROM THE MINUTES OF THE 173rd MEETING OF THE AUDIT AND CONTROL COMMITTEE OF TELEFÔNICA BRASIL S.A. HELD ON JULY 23, 2025

1. DATE, TIME AND VENUE: On July 23, 2025, at 12:30 p.m. (Madrid time), held, exceptionally, at Distrito Telefónica, Ronda de la Comunicación, s/n – Central Building, 1st Floor, Juan Gris Room, Madrid, Spain.

2. CALL NOTICE AND ATTENDANCE: The meeting was called in accordance with the Internal Regulations of the Board of Directors and the Technical and Advisory Committees of Telefônica Brasil S.A. (“Company”). All members of the Company’s Audit and Control Committee (“Committee”) were present, namely: Mr. Ignácio Maria Moreno Martínez, Chairman of the Committee; Mrs. Andrea Capelo Pinheiro, Board Member; and Mr. Jordi Gual Solé, Board Member. Also present at the meeting were the Chief Financial and Investor Relations Officer, Mr. David Melcon Sanchez-Friera; the Chief Audit Officer, Mrs. Paula Bragança França Mansur; the Director of Accounting and Revenue Forecasting, Mrs. Jaqueline Nogueira de Almeida; the Company’s Senior Manager and Accountant, Mr. Marcos Antônio Martins; the General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira; and the Director of Corporate and Business Affairs, Mrs. Nathalia Pereira Leite, acting as Secretary of the Meeting, as well as the presenters individually appointed for the topic below, whose participation was limited to the time of discussion of the respective matter. The Representatives of PricewaterhouseCoopers Auditores Independentes Ltda. (“PwC”), Mr. Ricardo Queiroz, Mr. Bruno Maia, Mrs. Carolina Godoy, and Mrs. Anelise Pironatto, were also present.

3. PRESIDING BOARD: Ignácio Maria Moreno Martínez – Chairman of the Meeting; and Nathalia Pereira Leite – Secretary of the Meeting.

4. AGENDA AND RESOLUTION: After examining and discussing the matter on the Agenda, the following was reviewed and unanimously resolved by the present Committee members:

4.1. Proposal for cancellation of treasury shares: The Finance Director, Mr. Rodrigo Rossi Monari, together with the Senior Financial Manager, Mr. Daniel Lins Mattos, presented the proposal to cancel 34,740,770 common, book-entry shares with no par value issued by the Company and held in treasury, equivalent to 1.07% of the share capital, without reducing its total value. These shares were acquired under the Company’s Share Buyback Program. Once the proposal is approved, the Company’s Bylaws must be amended to reflect the new number of shares into which its share capital is divided, through a resolution of the Company’s General Shareholders’ Meeting, which will be convened in due course. The proposal was reviewed by the Committee and, after analyzing the information presented and receiving the necessary clarifications, the Committee members present unanimously decided to recommend its approval to the Company’s Board of Directors.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ) 02.558.157/0001-62

Company Registry (NIRE) 35.3.001.5881-4

5. CLOSING: There being no further business to discuss, the Chairman of the Committee declared the meeting adjourned and these minutes were drawn up. Madrid, July 23, 2025. Signatures: (aa) Ignácio Maria Moreno Martínez – Chairman of the Committee; Andrea Capelo Pinheiro; Jordi Gual Solé; and Nathalia Pereira Leite – Secretary of the Meeting.

I hereby certify that the resolution recorded in this document is included in the minutes of the 173rd meeting of the Audit and Control Committee of Telefônica Brasil S.A., held on July 23, 2025, recorded in the appropriate book.

_______________________________

Nathalia Pereira Leite

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	July 24, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director